Exhibit 99.6

Emera Reports 2019 Fourth Quarter and Annual Financial Results

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) announced financial results for the fourth quarter of 2019 and the year ended December 31, 2019.

Q4 2019 and Annual Highlights:

Reported Net Income

●	Q4 2019 reported net income was $193 million, or $0.79 per common share, compared with net income of $231 million, or $0.98 per common share, in Q4 2018.

●	2019 reported net income was $663 million, or $2.76 per common share, compared with net income of $710 million, or $3.05 per common share, in 2018.

Adjusted Net Income (1)

●	Q4 2019 adjusted net income was $145 million, or $0.60 per common share, compared with $167 million, or $0.71 per common share, in Q4 2018.

●	2019 adjusted net income was $621 million, or $2.59 per common share, compared with $671 million, or $2.88 per common share, in 2018.

Significant Items Affecting Reported and Adjusted Net Income

●	The sale of the New England Gas Generation (“NEGG”) and Bayside facility in Q1, 2019 reduced earnings by $21 million in Q4 2019, and $43 million in full year 2019 compared to the same period in 2018.

●	Less favourable market conditions reduced Emera Energy’s earnings by $6 million in Q4 2019, and $49 million in the full year 2019 compared to the same period in 2018.

●	Negative earnings impact from Hurricane Dorian on Grand Bahama Power Company (“GBPC”) reduced earnings by $12 million in Q4 2019, and $28 million in the full year 2019.

●

NMGC tax benefits related to change in treatment of net operating loss carryforwards, and Q2 2019 recognition of tax reform benefits increased Q4 2019 earnings by $8 million, and $19 million for the full year 2019.

●	An impairment charge of $34 million was included in Q4 2019 reported net income due to ongoing impacts of Hurricane Dorian on GBPC.

●	2018 adjusted net income included $23 million of earnings related to a change in Florida state tax apportionment factors.

Cash Flow

●	In 2019, operating cash flow, before changes in working capital, decreased by $208 million to $1,598 million, compared with $1,806 million in 2018.

(1) See “Non-GAAP Measures” noted below. Excludes the effect of the impairment charge and mark-to-market adjustments

“The underlying financial performance of our business was strong in 2019, with our utilities delivering 10% earnings growth year over year. Despite this, consolidated year over year results were lower overall due to the sale of the merchant gas plants in Q1, weak energy market conditions in New England and Hurricane Dorian costs,” said Scott Balfour, President and CEO. “In 2020, we look forward to the closing of the Emera Maine transaction, and redeploying capital from our asset sales into our businesses which are driving a rate base growth forecast of 7% through to 2022.”

Financial Highlights:

For the	Three months ended		Year ended
millions of Canadian dollars (except per share amounts)	December 31		December 31

	2019	2018	2019	2018

Net income attributable to common shareholders	$193	$231	$663	$710

GBPC impairment charge	(34)	-	(34)	-
After-tax mark-to-market gain (loss)	82	64	76	39

Adjusted net income attributable to common shareholders (1)(2)	$145	$167	$621	$671

Earnings per common share – basic	$0.79	$0.98	$2.76	$3.05
Adjusted earnings per common share – basic (1)(2)	$0.60	$0.71	$2.59	$2.88

Weighted average shares of common stock outstanding - basic (millions of shares)	243	235	240	233

(1) See “Non-GAAP Measures” noted below

(2) Adjusted net income and adjusted earnings per common share exclude the effect of mark-to-market adjustments and impairment charge

After-tax mark-to-market gains increased $18 million to $82 million in Q4 2019 compared to $64 million in Q4 2018. This increase was due to changes in existing positions on gas contracts, partially offset by higher amortization of gas transportation assets in 2019 in Emera Energy. For 2019, after-tax mark-to-market gains increased $37 million to $76 million compared to $39 million in 2018. This increase was due to changes in existing positions on gas contracts and a larger reversal of mark-to-market losses in 2019, compared to 2018, partially offset by higher amortization of gas transportation assets in 2019 in Emera Energy.

The strengthening of the CAD in Q4 had minimal impact on earnings and adjusted earnings compared to Q4 2018. The weakening of the CAD in 2019 increased earnings and adjusted earnings by $13 million compared to 2018.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2018 to 2019 in the fourth quarter and year-end periods.

For the millions of Canadian dollars	Three months ended December 31	Year ended December 31
Adjusted net income – 2018 (1)(2)	$167	$671
Florida Electric Utility - decreased earnings in Q4 2019 due to unfavourable weather in Florida. Year-over-year increased earnings due to higher contribution from solar investments and customer growth, partially offset by higher depreciation and interest	(3)	38
Gas Utilities and Infrastructure - increased earnings due to favourable weather in New Mexico, customer growth at Peoples Gas System (“PGS”) and lower depreciation and amortization at PGS	-	28
NMGC tax benefit related to change in treatment of net operating loss carryforwards, and Q2 2019 recognition of tax reform benefits, of which $8 million relates to 2018	8	19
Canadian Electric Utilities – Nova Scotia Power Inc. (“NSPI”) earnings increased due to decreased income taxes and lower pension costs, partially offset by increased depreciation. In addition, year-over-year, increased operating maintenance and general expenses (“OM&G”) were partially offset by increased non-fuel revenues. Increased income from equity investments due to timing of revenue and operational costs in NSP Maritime Link (“NSPML”) and higher equity investment in Labrador Island Link (“LIL”)	14	11
Gain on sale of property in Florida	-	10
Transaction costs related to the pending sale of Emera Maine	(1)	(7)
2018 recognition of Florida state tax apportionment benefit	-	(23)
Impact of Hurricane Dorian related to GBPC	(12)	(28)
Decreased earnings from Emera Energy Generation due to the sale of NEGG and Bayside generation facilities	(21)	(43)
Decreased earnings at Emera Energy Services	(6)	(49)
Other variances	(1)	(6)
Adjusted net income – 2019 (1)(2)	$145	$621

(1) See “Non-GAAP Measures” noted below

(2) Excludes the effect of the impairment charge and mark-to-market adjustments

Segmented Results:

Effective January 1, 2019, Emera revised its reportable segments to align with strategic priorities and internal governance. Emera reports its results in five operating segments: Florida Electric Utility, Canadian Electric Utilities, Other Electric Utilities, Gas Utilities and Infrastructure and Other.

	Three months ended December 31		Year ended December 31

For the millions of Canadian dollars (except per share amounts)	2019	2018	2019	2018

Adjusted net income (1)
Florida Electric Utility	$80	$83	$419	$381
Canadian Electric Utilities	58	44	229	218
Other Electric Utilities (2)(3)	14	25	76	89
Gas Utilities and Infrastructure (2)	51	43	183	136
Other (2)	(58)	(28)	(286)	(153)

Adjusted net income (1)	$145	$167	$621	$671

GBPC impairment charge	(34)	-	(34)	-
After-tax mark-to-market gain (loss)	82	64	76	39

Net income attributable to common shareholders	$193	$231	$663	$710

EPS (basic)	$0.79	$0.98	$2.76	$3.05

Adjusted EPS (basic) (1)(2)	$0.60	$0.71	$2.59	$2.88

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments.

(3) Excludes the Impairment charge

Florida Electric Utility’s CAD net income decreased by $3 million to $80 million in Q4 2019, compared to $83 million in Q4 2018. Tampa Electric’s contribution decreased in Q4 2019 due to unfavourable weather.

For the year-ended December 31, 2019, Florida Electric Utility’s CAD net income increased by $38 million to $419 million, compared to $381 million in 2018 due to higher contribution from solar investments and customer growth. These increases were partially offset by higher depreciation expense and higher interest expense as the result of higher capital investments. The reduction in base rates due to tax reform was offset by lower OM&G expense in 2019. In 2018 tax reform benefits were netted against the storm costs recorded through OM&G expense in 2018.

Canadian Electric Utilities’ net income increased by $14 million to $58 million, compared to $44 million in Q4 2018. This increase was a result of increased income from equity investments, timing of deferrals, decreased income taxes and lower non-current service pension costs.

For the year ended December 31, 2019 Canadian Electric Utilities’ net income increased $11 million to $229 million compared to $218 million in 2018. This increase was a result of increased income from equity investments, higher non-fuel revenues, lower non-current service pension costs and decreased income taxes. This was partially offset by increased OM&G expenses.

Other Electric Utilities’ CAD net income, adjusted to exclude the GBPC impairment charge and mark-to-market, decreased by $11 million to $14 million in Q4 2019, compared to $25 million in Q4 2018.

For the year ended December 31, 2019, the CAD contribution, adjusted to exclude the GBPC impairment charge and mark-to-market decreased $13 million compared to 2018. Emera (Caribbean) Incorporated’s contribution decreased in both periods mainly due to lower earnings in GBPC as a result of the impact of Hurricane Dorian. For the year ended December 31, 2019 compared to 2018, this was partially offset by higher sales volumes at Dominica Electricity Services Ltd. due to the completion of hurricane restoration in 2018. Emera Maine’s contribution decreased in Q4 2019 due to an unfavourable transmission revenue adjustment. Emera Maine’s contribution increased for the year ended December 31, 2019 compared to 2018 due to increased capitalized constructions overheads.

Gas Utilities and Infrastructure’s CAD net income, adjusted to exclude mark-to-market, increased by $8 million to $51 million in Q4 2019, compared to $43 million in Q4 2018.

For the year ended December 31, 2019, Gas Utilities and Infrastructure’s CAD net income, adjusted to exclude mark-to-market, increased by $47 million to $183 million, compared to $136 million in 2018. Increases in both periods were due to favourable weather in New Mexico, customer growth at PGS and lower depreciation and amortization at PGS. The year-over-year increase was also due to NMGC’s recognition of $19 million ($14 million USD) of tax benefits in 2019.

Other’s net loss, adjusted to exclude mark-to-market, increased by $30 million to $58 million in Q4 2019, compared to $28 million in Q4 2018.

For the year ended December 31, 2019, Other’s net loss, adjusted to exclude mark-to-market, increased by $133 million to $286 million, compared to $153 million in 2018. The increase in the loss in both periods was due to lower marketing and trading margin, the impact of the sale of NEGG and Bayside Power and the corporate share of the unrecoverable loss on GBPC’s facilities, offset by decreased OM&G. For the year ended, the decrease was partially offset by the gain on sale of property in Florida.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, February 18 at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q4 and annual 2019 and financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call until March 19, 2020, by dialing 1-800-585-8367 and entering passcode 5685239.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $32 billion in assets and 2019 revenues of more than $6.1 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, VP, Investor Relations and Treasurer

902-428-6945

ken.mconie@emera.com

Scott Hastings, Senior Director, Capital Markets

902-474-4787

scott.hastings@emera.com

Media:

902-222-2683

media@emera.com